United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of February 2025 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 4Q24 Institutional Presentation February 2025

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not fact or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward- looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premium, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 2

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 18.6 20.7 22.8 24.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 Inter&Co’s 2024 highlights 3Note: Definitions are in the Glossary section of this Earnings Presentation. Net Income Total Clients 60/30/30 R$973mm net income (2024) 11.7% ROE (2024) R$10bn gross revenue (2024) R$41bn gross loan portfolio (2024) 36+ million clients 8.3% Pix market share (4Q24) R$1.5t run-rate TPV (4Q24) Simplifying financial lives Note: Definitions are in the Glossary section of this Institutional Presentation. -29 16 -30 29 24 64 104 160 195 223 260 295 -5 0. 0 - 5 0. 1 0 .0 1 50 .0 2 0 .0 2 50 .0 3 0 .0 3 50 .0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 4 Agenda 1.Company Overview 2.Business Update 3.Financial Performance 4Q24 Institutional Presentation

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 1994 Intermedium Financeira foundation 2007 Beginning of Real Estate loans operations 2008 Granting of multiple bank License 2012 Inter Seguros Foundation 2013 Inter DTVM Foundation 2015 Digital Account Launch 2016 Beginning of foreign exchange operations and Mastercard credit card 2017 Banco Intermedium rebranding to Banco Inter 2018 +1MM clients Infrastructure migration to cloud IPO on B3 2019 +4MM clients Marketplace launch R$ 1.2 Bn follow-on 2020 +8MM clients Banco Inter rebranding to Inter R$ 1.2 Bn follow-on 2021 +16MM clients Global Account launch USEND acquisition R$ 5.5 Bn follow-on 2022 +24MM clients Migration of shareholder base to Nasdaq 2023 +30MM clients YellowFi acquisition Foundation of Inter&Co Securities Loop launch, our reward program Our journey 2024 +36MM clients USD 162 MM follow-on Inter Pag Acquisition Consumer Finance 2.0 launch 5

INSTITUTIONAL PRESENTATION | 4Q24

How we **disrupted the market**

The banking system before: obsolete and expensive

Branch-Based Distribution

- High Distribution Costs
- Substantial Carbon Emissions
- Travel Costs To Costumers
- Long Waiting Lines

Overcharged Customers

- Bank Statement Emission Fees
- Wire Transfer Fees
- Investments Fees
- High Loans Rates

Legacy Technology

Multiple Apps

- Banking Account
- Credit Card
- Trading & Investments
- No Cashback
- No E-commerce
- Pushing Bad Products

Inter: innovative and cost-effective banking proposition

100% Digital

- Reaching Many Communities
- -95% CO_2 Emissions[1] — Environmentally Friendly
- Digital Costumer Service
- Cloud Based Servers

Fair Pricing

- Free Digital Account
- No Transfer Fees
- Commission Free Trading
- Loans Rates

Win-Win Model

Single App



- Cashback Rewards
- Strong E-commerce
- Client Centric Approach

6

INSTITUTIONAL PRESENTATION | 4Q24

How we combine **innovation** and traditional **bank strengths**

Empower people to manage their finances & daily activities

Mission

- ✓ Simple
- ✓ Engaging
- ✓ Innovative
- ✓ 100% Digital
- ✓ Seamlessly UX


inter
R$ 1.234,00
Dinheiro não cai do céu, mas o FGTS cai na sua conta.
10.000
R$ 1.234,00

A powerful platform uniquely positioned in the market

Vision

Traditional Banks + **Tech Companies**

Traditional Banks		Tech Companies	
Wide Range of Products	Full Banking Licensed	Low-Cost Structure	Broad Digital Ecosystem
Strong Deposit Franchise	Robust Credit Underwriting	Focus on UX	Innovation Driven Culture

= inter&co

7

INSTITUTIONAL PRESENTATION | 4Q24

A strong and complete financial super app with 7 verticals...


inter
R$ 435,99
R$ 70.000,00


Antecipação FGTS
Dinheiro para o que você precisar,pra já!
Vantagens da Antecipação de FGTS


17:24
110%
Oportunidades do dia


17:40
Seguros
Cartão + Protegido
Seguro de Vida


Shopping
Uber
5% CASHBACK


inter
1 amigo indicado
+200 pontos ganhados


inter
US$ 0,00
Não perca a queda do dólar!

BANKING

CREDIT

INVESTMENTS

INSURANCE

SHOPPING

LOYALTY

GLOBAL

ATTRACTING

clients & funding

INCREASING

monetization & activation

GROWING

market share

8

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 9 … generating a powerful network effects to drive growth & profitability

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Active Clients per Products In millions 10Note 1: Existing products before 1Q19, however the actual number of active clients starts only from 1Q20 in order to fit the graph. Note 2: Excluding clients that has only “CDB Meu Porquinho” linked products. Note 3: Number of active contracts in the end of the period. Older Funding Products Lending Products Newer Transactional Products Quarters of Relationship Ac tiv e C lie nt s (in m ill io ns ) 19.0 MM Deposits1 8.2MM Debit Card1 6.7MM Bill Payment (Boleto)1 4.4 MM Credit Cards1 4.1 MM CDB1,2 2.6 MM Top-Ups1 2.0 MM Savings Dep.1 1.4 MM Cards Insurance1,3 2.2 MM FGTS 11.3 MM Inter Loop 3.1 MM Piggy Bank 0 1 2 3 4 5 1 3 5 7 9 11 13 15 17 19 21 23 Strength of our ecosystem validated by accelerating product adoption 1.4MM FGTS Insurance3 15.8 MM Pix

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Market Share In % 7. 8% 5. 9% 1. 9% 6. 1% 2. 9% 2. 3% 3. 2% 1. 0% 0. 8% 11 2.4% 8.3% 8.0% 7.9% 3.8%4.0% 2.6% 1.1% 0.9% + 51 bp s + 55 bp s + 21 2 b p s + 17 9 b p s + 80 bp s + 83 bp s + 21 bp s + 15 bp s + 7 b p s We are consistently reaching new highs in market share in several products Note 1: Total number PIX transactions in 4Q24 and 4Q23 excluding transactions made outside de SPI. Market data from Banco Central do Brasil. Note 2: Amount of FX Transfers to Abroad from 4Q24 and 4Q23 Data from Banco Central do Brasil. Note 3: Total Home Equity PF Portfolio in December/2024 and December/2023. Market data from ABECIP. Note 4: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 4Q24 by Inter’s Decmeber/2024 FGTS loans portfolio. Note 5: Tesouro Direto Balance. Market data from Market: December 2024 and December 2023. Data from Tesouro Transparente. Note 6: Total cards TPV in 3Q24 and 3Q23. Market data from ABECS. Note 7: Total e-comerce GMV from 2024 and 2023. Market data from Abcomm. Note 8: Total demand and time deposits. Data data from Banco Central do Brasil from December 2024. Pix Transactions1 FX Transactions2 Shopping: GMV7 Home Equity PF3 Investing: Tesouro Direto5 Cards TPV6 FGTS Loans4 Time + Demand Deposits8 Real Estate Banking / Transactional Platform Products 1 Year Ago – Banking / Transactional 1 Year Ago – Platform Products

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Total Individuals with Banking Accounts1 200 mm Total PIX Transactions3 16.0 bn Total Cards Volume6 1,036 bn Total Business9 22.0 mm Total Payroll Portfolio12 676 bn Total CC Portfolio15 595 bn Total FGTS Portfolio18 ~76 bn Total HE PF Portfolio21 25bn At the same time, we still have significant growth potential Market Share/Penetration In % Transaction-Based Individuals Accounts Business Accounts PIX Cards TPV Payroll Credit Cards FGTS Loans Home Equity PF Credit-Based Potential within client base Inter today Market 25.4%/ 5.6mm1 16.8% / 2.7 bn5 6.9% / 69 bn8 5.3% / 36.1 bn14 11.7% / 76.9bn17 16.2% / 12.3 bn20 12.8% / 3.2 bn23 16.8% / 33.6 mm2 8.3% / 1.3 bn4 2.6% / 25 bn7 9.9% / 2.2 mm10 0.7% / 4.5 bn13 1.8% / 11.8 bn16 4.0% / 3.0 bn19 7.9% / 1.9 bn22 12Note: Estimates. Complete notes are in the Appendix section of this Institutional Presentation.

13 I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 ~60 ~30 ~30 Million clients From 12.6MM in Dec. 2022 Efficiency Ratio From 72% in Dec. 2022 ROE From 1% in Dec. 2022 The plan, our 5-year north star 13 From 2022 to 2027 =Revenue Growth Cost Efficiencies Profit Generation+

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Total Clients What we achieved so far 4Q24 Our 5-year north star By 2027 Where we started Year 5 O pe ra ti o na l Efficiency Ratio Pe rf o rm an ce Return on Equity Pr o fit ab ili ty Note: Definitions are in the Glossary section of this Institutional Presentation. How’s the execution so far 3Q22 MM~60 Year 2 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 Year 0 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 Year 1 4Q23 Year 2 4Q24 Year 3 4Q25 Year 4 4Q26 Year 0 3Q22 Year 5 4Q27 ~30% 14 ~30% 50.1% 13.2% 36MM 75% (2%) 23MM

INSTITUTIONAL PRESENTATION | 4Q24

A strong team that's ready **to deliver the plan**


João Vitor Menin
Global CEO
Alexandre Riccio
Brazil CEO
Guilherme Ximenes
Chief Information Officer
Marco Antonio Araújo
Global Chief Legal Officer
Antônio Cassio Segura
International Business Officer
Andrea Nocciolini
Marketing & Branding Officer
Rodrigo Teodoro
Inter Shop CEO
Thais Lemos
People & Culture Officer
Santiago Stel
Sr. Vice President & CFO
Priscila Salles
CX & Retail Banking Officer
Eduardo Valadares
Operations Officer
Paulo Vitor Padilha
Inter Seguros CEO
Mauro Rangel
Credit Officer
Henrique Capdeville
Inter Pag CEO
Marco Túlio Guimarães
Wholesale & IB VP
Fernando Bacchin
Transactional Products Officer
Mônica Saccarelli
Investments Officer
Flávio Queijo
Real Estate & Payroll Loans Officer
Rui Leandro
Tax Officer
Marcelo Dantas
Finance Officer
Rafaela Vitória
Chief Economist & IRO
Thiago Garrides
Chief Risk Officer
Leonardo Paixão
Treasury Officer
Pierre Carvalho
Internal Audit Officer

Note: This organizational chart does not represent legal obligations and has no effect before regulatory bodies.

15

INSTITUTIONAL PRESENTATION | 4Q24

Using **technology as the bedrock** of everything we do

One single app

1st bank in Latin America to operate 100% in the cloud



~17 million logins per day[1]



+3,400 microservices

```
"account": {
  "legacyId": "123456",
  "coreBankingId": 123456,
  "bankAccount": "9999999",
  "personAccountType": "PF",
  "clientAccountType": "RENDA_FIXA",
  "status": "LIBERADO",
  "modalityCode": "0001",
  "situationCode": "AT",
```

+ Hundreds of Millions of interactions

Technology boost our operations through **3 pillars:**

Scalability

Highly Scalable and Extensible Deployment across Markets & Products

Acceleration

Data-Based Business Model Providing Deeper and Faster Insights

Focus

Combining Growth And Profitability Driven By Cost Efficiency

Note 1: The login volume used in this calculation is based on the average between December 1st, 2024 to December 31st, 2024.

16

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 17 Stock overview: ownership & performance Costellis International Class B: 117,037,105 (26.63%) Softbank (SBLA Holding) Class A: 64,506,636 (14.68%) Hottaire International Class A: 16,500,000 (3.75%) Note: As of December 30th, 2024. Free Float Class A: 241,655,780 (54.96%) Total Shares: 439,699,521 Ownership breakdown Share performance since Nasdaq listing Research analysts We’re listed on Nasdaq (INTR) and B3 (INBR32) 120 133 - 50 100 150 200 6/23/22 8/23/22 10/23/22 12/23/22 2/23/23 4/23/23 6/23/23 8/23/23 10/23/23 12/23/23 2/23/24 4/23/24 6/23/24 8/23/24 10/23/24 12/23/24 INBR32 INTR 1 2 9 Buy Hold Sell

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 18 Agenda 1.Company Overview 2.Business Update 3.Financial Performance 4Q24 Institutional Presentation

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 +21% YoY 19 Total Clients 51.0% 51.5% 52.2% 52.7% 54.0% 54.9% 55.3% 55.9% 56.9% 12.6 13.5 14.5 15.5 16.4 17.4 18.4 19.5 20.6 24.7 26.3 27.8 29.4 30.4 31.7 33.3 34.9 36.1 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Active Clients +0.9 +1.0 +1.0 +1.0 +0.9 +1.0 +1.0 +1.1 +1.0 0 0.5 1 1.5 Δ A ct iv e cl ie nt s +300 bps +286 bps Total Number of Clients In millions Business Clients Business Accounts In thousands 1,496 1,571 1,668 1,796 1,854 1,927 2,058 2,190 2,249 1 5 0 1 1 ,0 01 1 ,5 01 2 ,0 0 1 2 ,5 01 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Focus on SMBs Accelerating client acquisition and improving the activity rate Note: Definitions are in the Glossary section of this Institutional Presentation. +3.8 +4.2

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Banking Cards + PIX TPV per Active Client In R$ thousand, monthly Cards + PIX TPV1 In R$ billions Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Scale of PIX volume was reduced to fit on page. 20 %YoY +44% +13% +20%11.7 11.9 12.3 12.9 14.1 12.2 11.3 12.0 12.6 13.7 230 234 266 294 337 253 257 290 320 364 - 1 0. 0 2 0 .0 3 0 .0 4 0 .0 5 0 .0 6 0 .0 7 0 .0 8 0 .0 9 0 .0 4Q23 1Q24 2Q24 3Q24 4Q24 Credit Debit Pix Quarters of relationship 8.3% (+14 bps QoQ) PIX transactions Market Share Banking: Robust growth in TPV improving across cohorts R$ 1.5 trillion 4Q24 Run Rate 30.3 39.8 51.2 36.2 43.3 49.6 512 768 1,131 578 851 1,231 - 5 0 .0 1 0 .0 1 50 .0 2 0 0. 0 2 50 .0 3 0 0. 0 3 50 .0 2022 2023 2024 %YoY +45% +47% +14% +29% 0 2 4 6 8 10 1 3 5 7 9 11 13 15 17 19 21 23 25 27 Th ou sa nd s 4Q24 1Q18 +47%

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Gamified journey Fast & intuitive Increase engagement Generate cross-sell ~1mm engaged clients 21 Credit Consumer Finance 2.0 Portfolio1 In R$ millions PIX Financing Buy Now Pay Later 175 330 503 695 1Q24 2Q24 3Q24 4Q24 +192mm Overdraft Leveraging data to provide credit limits Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Consumer finance portfolio 2.0 includes PIX financing, bill financing, overdraft, BNPL and other unsecured credit lines. +173mm +155mm Credit: evolving the Consumer Finance 2.0 portfolio

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 R$19bn Inter Asset 22 Assets Under Custody Active Clients AuC & Active Clients In R$ billions and millions R$4.5bn Piggy Bank1 AuC 92 95 105 122 141 4.7 5.3 5.7 6.3 6.8 50.0 70.0 90.0 110.0 130.0 150.0 4Q23 1Q24 2Q24 3Q24 4Q24 Investments: offering a wide range of products Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: “Meu Porquinho” in Portuguese. Investments R$14bn Third Party Fixed Income YoY +44% +54%

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 23 Insurance Policies Sold Active Contracts Sales and Contracts In thousands and millions Insurance: reinforcing the power of our platform Note: Definitions are in the Glossary section of this Institutional Presentation. 389 404 1,023 1,308 2,703 1.7 1.9 2.6 3.4 5.3 - 4.5 - 3.5 - 2.5 - 1.5 - 0. 5 0 .5 1. 5 2 .5 3 .5 4 .5 5 .5 - 500 1,000 1,500 2,000 2,5 00 3,000 3,5 00 4Q23 1Q24 2Q24 3Q24 4Q24 Home & assistance Travel Consortium Pet Dental Auto Cards Life Credit Complete product offering YoY +208% +312% YoY +208% +596% 1,090 1,319 5,438 1.3 1.7 5.3 - 4.5 - 3.5 - 2.5 - 1.5 - 0. 5 0 .5 1. 5 2 .5 3 .5 4 .5 5 .5 - 1,000 2,000 3,000 4, 000 5,000 6,000 7,000 2022 2023 2024

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 GMV and Net Revenue In R$ millions 3,985 3,504 4,980 2022 2023 2024 29.6 33.7 33.8 53.0 58.3 -10 0 10 20 30 40 50 60 70 180 255 322 0 50 100 150 200 25 0 300 35 0 1,050 994 1,136 1,381 1,469 4Q23 1Q24 2Q24 3Q24 4Q24 GMV Net revenue YoY +97% +40% YoY +79% +42% +6mm active clients during 2024 Shopping Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Considering 4Q24 GMV of on-us transactions. Shopping: driving engagement and monetization 24 ~7% of GMV converted into BNPL1 Consumer Finance 2.0

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 +8% FX Transactions Market Share mm Global Clients 3.9 +79%YoY ~BRL 130 mm Global Card TPV 4Q24 Assets under Custody & Management1 Deposit Balance2 Total Global: replicating the success of our platform abroad 25 Global 121 123 154 171 184 243 335 381 1,303 973 364 459 536 1,474 1,157 - 2 0 4 0 6 0 8 0 1 ,0 0 1 ,20 0 1 ,40 0 1 ,60 0 4Q23 1Q24 2Q24 3Q24 4Q24 Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Assets under Inter&Co Securities custody and/or management. Note 2: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities custody and/or management. AuC & Deposits in US Dollars In USD millions QoQ YoY -22% +214% -25% +300% +8% +52% Digital Account FX Gift Cards Debit Card Investments Mortgage Loop Credit Card

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Loyalty Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Burned points are points redeemed by customers and exchanged for Loop benefits. Loyalty: seizing cross-selling opportunities Clients In millions 4.0 6.6 8.3 10.0 11.3 0 .0 2 .0 4 .0 6 .0 8 .0 10 .0 12 .0 4Q23 1Q24 2Q24 3Q24 4Q24 26 +183% YoY Invest Convert into dollars Pay for PIX Insurance Receive Cashback Transfer to friends Improving Engagement & Driving Cross-Sell ~9.8bn points burned in 20241

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 27 Agenda 1.Company Overview 2.Business Update 3.Financial Performance 4Q24 Institutional Presentation

INSTITUTIONAL PRESENTATION | 4Q24

Solid credit growth with focus on high-ROE products

Gross Loan Portfolio
In R$ billion



Total Gross Loan Portfolio
Total excl. anticip. Of C.C. Receiv.
2022: 24.5; 1.8; 8%; 22.7; 4.1; 17%; 6.9; 28%; 0.7; 3%; 4.8; 20%; 1.6; 6%; 4.7; 19%
2023: 31.0; 1.2; 4%; 29.8; 4.6; 15%; 9.5; 30%; 1.9; 6%; 5.2; 17%; 2.3; 7%; 6.3; 20%
2024: 41.2; 5.6; 14%; 35.6; 4.3; 10%; 11.8; 29%; 3.0; 7%; 5.2; 13%; 3.4; 8%; 7.8; 19%
4Q22: 24.5; 1.8; 8%; 22.7; 4.1; 17%; 6.9; 28%; 0.7; 3%; 4.8; 20%; 1.6; 6%; 4.7; 19%
1Q23: 25.1; 1.3; 5%; 23.8; 3.9; 15%; 7.3; 29%; 1.1; 4%; 5.0; 20%; 1.7; 7%; 4.9; 20%
2Q23: 26.5; 1.3; 5%; 25.1; 3.9; 15%; 7.7; 29%; 1.3; 5%; 5.2; 20%; 1.8; 7%; 5.2; 20%
3Q23: 28.3; 1.2; 4%; 27.0; 4.2; 15%; 8.7; 31%; 1.6; 6%; 5.0; 18%; 2.0; 7%; 5.5; 19%
4Q23: 31.0; 1.2; 4%; 29.8; 4.6; 15%; 9.5; 30%; 1.9; 6%; 5.2; 17%; 2.3; 7%; 6.3; 20%
1Q24: 32.1; 1.3; 4%; 30.9; 4.2; 13%; 10.1; 31%; 2.4; 7%; 5.1; 16%; 2.5; 8%; 6.6; 21%
2Q24: 35.7; 2.7; 8%; 33.0; 5.2; 15%; 10.5; 29%; 2.6; 7%; 5.0; 14%; 2.8; 8%; 6.9; 19%
3Q24: 38.1; 4.4; 11%; 33.7; 4.7; 12%; 10.8; 28%; 2.9; 8%; 5.1; 13%; 3.1; 8%; 7.1; 19%
4Q24: 41.2; 5.6; 14%; 35.6; 4.3; 10%; 11.8; 29%; 3.0; 7%; 5.2; 13%; 3.4; 8%; 7.8; 19%

QoQ	YoY	
+8%	+33%	Total
+28%	+352%	Anticip. of CC Receiv.
+6%	+20%	Total Excl. Anticip. of CC Receiv.
-8%	-6%	SMB + Agribusiness
+10%	+25%	Credit Card
+5%	+56%	FGTS
+2%	+0%	Personal[1]
+10%	+52%	Home Equity[2]
+9%	+24%	Real Estate[3]

Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note 2: Home Equity includes both business and individuals' portfolio. Nota 3: Excluding Home Equity.

28

INSTITUTIONAL PRESENTATION | 4Q24

Loan portfolio growing **faster than the market**

4Q24 Gross Loan Portfolio Growth and Balance

In % YoY and in R$ billions


YoY Growth
Portfolio Size
Brazilian Market Growth
56%
R$ 3.0 Bn
Δ +1.1 bn
31%
52%
R$ 3.4 Bn
Δ +1.1 bn
25%4
25%
R$ 11.8 Bn
Δ +2.3 bn
12%
24%
R$ 7.8 Bn
Δ +1.5 bn
13%
12%
0.2%
R$ 5.2 Bn
Δ +0.1bn
9%
-6%
R$ 4.3 Bn
Δ -0.3 bn
33%
Total Portfolio
Loan
FGTS6
Home Equity1,7
Credit Card5
Real Estate3,5
Personal2,5
SMB + Agribusiness5
RWA Weight
50%-60%
30%-40%
60%-75%
30%-40%
50%-75%
80%-70%


Inter

Note 1: Home Equity includes both business and individuals' portfolio. Note 2: Personal includes payroll deductible loans, overdraft, credit card renegotiations and other loans, excluding FGTS. Note3: Excluding Home Equity Loans. Note 4: Only Home Equity individuals' portfolio. Note 5: Data from Banco Central do brasil. Note 6: Total FGTS portfolio estimated by multiplying Inter's share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) from 4Q24 by Inter's Decmeberr/2024 FGTS loans portfolio. Note 7: Market data from ABECIP.

29

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 3 4 5 6 7 8 9 10 11 12 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation In % Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. 3Q24 4Q21 30 4.6% 4.8% 4.7% 4.5% 4.2% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 4Q23 1Q24 2Q24 3Q24 4Q24 1.5% 1.5% 1.7% 1.7% 1.2% 1.5% 1.5% 1.7% 1.9% 1.8% 0 .0% 0 .5% 1. 0% 1. 5% 2 .0% 2 .5% 3 .0% 3 .5% 4 .0% 4Q23 1Q24 2Q24 3Q24 4Q24 NPL Format ion Stage 3 Formation 4.0% 4.4% 3.9% 3.6% 3.4% 3 .0% 3 .5% 4 .0% 4 .5% 5 .0% 5 .5% 6 .0% 6 .5% 7 .0% 4Q23 1Q24 2Q24 3Q24 4Q24 Start to converge to Resolution 4,966 Months of Relationship Record-low NPL 15 to 90 days Steadily improving NPLs throughout 2024

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Coverage Ratio2 In % Cost of Risk1 In % 31 5.2% 5.2% 5.0% 5.1% 5.0% 2 .0% 3 .0% 4 .0% 5 .0% 6 .0% 7 .0% 8 .0% 4Q23 1Q24 2Q24 3Q24 4Q24 134% 133% 130% 130% 136% 0 .0% 2 0. 0% 4 0. 0% 6 0. 0% 8 0. 0% 10 0 .0% 12 0 .0% 14 0 .0% 16 0 .0% 18 0 .0% 2 0 .0% 4Q23 1Q24 2Q24 3Q24 4Q24 Stable cost of risk and robust coverage ratio Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Considering “Provision for expected credit losses on loan commitments”.

INSTITUTIONAL PRESENTATION | 4Q24

Increasing and diversified funding franchise

Funding & Funding per Active Client

In R$ billions & in R$ thousands


1.75
1.87
1.98
75%
71%
75%
32.5
4.2; 13%
6.2; 19%
10.5; 32%
11.6; 36%
43.5
4.7; 11%
8.1; 19%
16.3; 38%
14.4; 33%
55.1
4.5; 8%
9.9; 18%
23.0; 42%
17.6; 32%
2022
2023
2024
1.75
1.68
1.71
1.77
1.87
1.77
1.85
1.90
1.98
75%
75%
74%
71%
71%
73%
75%
76%
75%
32.5
4.2; 13%
6.2; 19%
10.5; 32%
11.6; 36%
33.5
4.2; 13%
6.6; 20%
11.7; 35%
11.0; 33%
35.7
3.9; 11%
7.0; 20%
13.0; 36%
11.7; 33%
39.6
4.7; 12%
7.5; 19%
15.1; 38%
12.3; 31%
43.5
4.7; 11%
8.1; 19%
16.3; 38%
14.4; 33%
43.8
4.8; 11%
8.2; 19%
16.9; 39%
13.8; 32%
47.8
5.3; 11%
8.5; 18%
18.8; 39%
15.1; 32%
50.3
4.1; 8%
9.0; 18%
21.2; 42%
15.9; 32%
55.1
4.5; 8%
9.9; 18%
23.0; 42%
17.6; 32%
4Q22
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
QoQ
YoY
+4%
+6%
Deposits per Active Client 1
-0.9 p.p.
+3.5 p.p.
Loans to Deposits Ratio 2
+10%
+27%
Total
+11%
-3%
Other 3
+9%
+22%
Securities Issued
+9%
+41%
Time Deposits 4
+11%
+22%
Transactional Deposits 5

Note 1: Deposits per active client considers total demand deposits plus time deposits by the total number of active clients of the quarter. Note 2: Loans to deposits ratio considers total gross loan portfolio divided by total deposits. Note 3: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 4: Excluding Conta com Pontos balance. Note 5: Includes Conta com Pontos correspondent balance and demand deposits.

32

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Avg. CDI of Quarter Cost of Funding Cost of Funding as % of CDI Cost of Funding1 In %, annualized Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Average CDI daily rate during the quarter. 1 33 Low cost of funding as a strong competitive edge 7.5% 8.1% 8.0% 8.2% 7.2% 7.0% 6.8% 6.8% 7.1% 13.7% 13.7% 13.7% 13.3% 12.2% 11.3% 10.5% 10.4% 11.1% 54.8% 59.7% 58.6% 61.7% 59.2% 61.9% 64.3% 65.4% 64.2% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 One of the lowest Costs of Funding in the industry

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 34Note: Definitions are in the Glossary section of this Institutional Presentation. 675 67% 712 69% 802 70% 819 65% 876 67% 971 69% 1,030 70% 1,135 68% 1,247 68% 327 33% 313 31% 348 30% 447 35% 437 33% 430 31% 449 30% 541 32% 597 32% 1,002 1,024 1,150 1,265 1,313 1,401 1,479 1,676 1,844 1,704 1,800 1,939 2,143 2,197 2,291 2,404 2,684 2,963 - 5 00 1, 00 0 1, 50 0 2 ,0 00 2 ,50 0 3 ,0 00 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 QoQ YoY +10% +35% Total Gross Revenue +10% +40% Total Net Revenue +10% +37% Net Fee Revenue +10% +42% Net Interest Income Revenue In R$ millions 2,335 66% 3,208 68% 4,382 68% 1,227 34% 1,544 32% 2,018 32% 3,563 4,753 6,400 5,986 8,079 10,342 - 2 ,0 00 4 ,0 00 6 ,0 00 8 ,0 00 10 ,0 00 12 ,0 00 2022 2023 2024 YoY +28% +35% +31% +37% Consistent growth across our diversified revenue streams

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 ARPAC and CTS Evolution In R$, monthly Maximizing value through economies of scale and client monetization 35 Strong ARPAC trends 13.5 14.9 17.1 17.9 17.7 18.5 19.2 19.9 20.6 30.6 28.8 29.6 30.5 30.2 30.1 30.4 32.5 33.6 17.1 13.8 12.5 12.7 12.5 11.7 11.1 12.6 13.0 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 QoQ YoY +4% +11% Net ARPAC +3% +4% Cost to Serve +4% +16% Margin per Active Client (Net of Interest Expenses) Note: Definitions are in the Glossary section of this Institutional Presentation.

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Sequential improvements in NIM Risk-Adjusted NIM 1.0 36 7.2% 7.4% 8.1% 7.8% 7.6% 7.8% 7.8% 8.1% 8.3% 8.4% 8.7% 9.5% 9.2% 9.0% 9.2% 9.2% 9.6% 9.7% 5.1% 4.4% 4.8% 4.6% 5.0% 5.3% 5.5% 5.6% 5.9% 4.4% 3.8% 4.1% 3.9% 4.3% 4.5% 4.6% 4.8% 5.0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 11.0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Risk-Adjusted NIM 2.0 NIM 2.0 NIM 1.0 NIM In % Note: Definitions are in the Glossary section of this Institutional Presentation.

INSTITUTIONAL PRESENTATION | 4Q24

Spending in strategic fronts to drive operational excellence


Expenses Breakdown[1]
In R$ millions
2022: 2,392 — 734; 31% / 696; 29% / 138; 6% / 164; 7% / 286; 12% / 374; 16%
2023: 2,413 — 791; 33% / 779; 32% / 94; 4% / 160; 7% / 269; 11% / 319; 13%
2024: 2,916 — 938; 32% / 798; 27% / 235; 8% / 209; 7% / 425; 15% / 312; 11%
YoY: +21% / -2% / +58% / +30% / +151% / +2% / +19%
4Q22: 685 — 240; 35% / 178; 26% / 40; 6% / 56; 8% / 98; 14% / 73; 11%
1Q23: 596 — 172; 29% / 209; 35% / 20; 3% / 38; 6% / 92; 15% / 65; 11%
2Q23: 575 — 186; 32% / 200; 35% / 21; 4% / 41; 7% / 66; 11% / 62; 11%
3Q23: 614 — 211; 34% / 190; 31% / 22; 4% / 41; 7% / 49; 8% / 102; 17%
4Q23: 628 — 221; 35% / 180; 29% / 30; 5% / 41; 7% / 63; 10% / 91; 15%
1Q24: 628 — 190; 30% / 207; 33% / 34; 5% / 42; 7% / 67; 11% / 87; 14%
2Q24: 660 — 204; 31% / 173; 26% / 49; 7% / 53; 8% / 83; 13% / 98; 15%
3Q24: 787 — 259; 33% / 188; 24% / 81; 10% / 53; 7% / 153; 19% / 53; 7%
4Q24: 841 — 284; 34% / 230; 27% / 71; 8% / 61; 7% / 122; 14% / 74; 9%
QoQ
YoY
841 +7% +34% Total
+40% -19% Other[2]
-20% +93% Third party and financial system services
+13% +47% D&A
-13% +132% Advertisement and marketing
+22% +27% Data processing and information technology[3]
+10% +28% Personnel[4]

Note 1: IFRS Financial Statements lines: "Personnel expenses", "Depreciation and Amortization", "Administrative Expenses". Note 2: Others = rent, condominium fee and property maintenance; provisions for contingencies and Financial System services. Note 3: Data processing and information technology. Note 4: Personnel Expenses including Share-based and M&A Expenses. Salaries and benefits (including Board).

37

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Total Administrative Eff. Ratio 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 47.9% 50.7% 50.1% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 14.8% 16.7% 16.9% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 33.1% 34.0% 33.2% 0 0 .1 0 .2 0 .3 0 .4 0 .5 0 .6 0 .7 0 .8 0 .9 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Personnel + Adm Expenses Net revenue1 102 115 126 131 141 148 166 180 100 89 85 91 93 93 97 117 124 7 0 10 0 13 0 16 0 19 0 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 38Note: Definitions are in the Glossary section of this Institutional Presentation. Note 1: Total net revenue minus tax expanses. Revenue acceleration leading to stronger operating leverage Efficiency Ratio In % Revenue and Expenses In %, index in a 100 basis Personnel Eff. Ratio

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Net Income & ROE In R$ millions and in % Net Income ROE Compounding profitability: ˜3x higher net income in one year 39 Net Income Excluding Minority Interest 1.6% 1.4% 3.6% 5.7% 8.5% 9.7% 10.4% 11.9% 13.2% 1.8% 0.7% 2.7% 5.0% 8.2% 9.2% 9.8% 11.3% 12.5% ROE Excluding Minority Interest -0.2% 4.8% 11.7% -0.2% 4.2% 11.1% 32 11 49 91 151 183 206 243 275 29 24 64 104 160 195 223 260 295 - 50 100 150 200 250 300 350 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24(11) 302 907 (14) 352 973 -10 0 10 0 30 0 50 0 70 0 90 0 2022 2023 2024 3X Note: Definitions are in the Glossary section of this Institutional Presentation.

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Appendix 40

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 41 Tier-I capital 24.1% 23.0% 22.8% 23.7% 23.0% 20.3% 19.3% 17.0% 15.2% 0 .0% 5 .0% 10 .0% 15 .0% 2 0. 0% 2 5. 0% 3 0. 0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 Tier-I Ratio – Banco Inter S.A. In % 2% 3% 3% -4% 6% 8% 6% 7% 6% 11% 2% 5% 7% 10% 4% 11% 7% 8% -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% Loan Portfolio QoQ Growth RWA QoQ Growth Tier-1 Ratio Minimum Capital Requirement3 Banco Inter S.A. Excess Capital2 Banco Inter S.A. 3.6 3.6 1.6 1.6 1.5 5.3 6.8 - 1 .0 2 .0 3 .0 4 .0 5 .0 6 .0 7 .0 8 .0 Banco Inter Inter&Co Excess Capital Inter&Co1 +28% Reference Equity In R$ billions Significant excess capital in the holding structure Source: Banco Inter Bacen GAAP Financial Statements. Note 1: Capital hold at the Inter&Co Holding level. Note 2: Additional reference equity considering minimum capital requirement of 10.5%. Note 3: Considering a Tier-1 Ratio of 10.5%.

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 Balance Sheet (In R$ million) Income Statement (In R$ million) 42 12/31/2024 09/30/2024 12/31/2023 ∆QoQ ∆YoY Balance Sheet Assets Cash and cash equivalents 1,108 2,274 4,259 -51.2% -74.0% Amounts due from financial institutions 6,195 5,225 3,719 +18.6% +66.6% Compulsory deposits 5,285 4,185 2,664 +26.3% +98.4% Securities 23,898 20,586 16,868 +16.1% +41.7% Derivative financial instruments 1 18 4 -97.0% -86.7% Net loans and advances to customers 33,327 31,478 27,901 +5.9% +19.5% Non-current assets held-for-sale 235 185 174 +26.9% +34.6% Equity accounted investees 10 10 91 -0.0% -88.5% Property and equipment 370 360 168 +2.7% +120.8% Intangible assets 1,836 1,711 1,345 +7.3% +36.5% Deferred tax assets 1,710 1,411 1,034 +21.1% +65.4% Variation % Other assets 2,554 2,483 2,125 +2.9% +20.2% Total assets 76,528 69,928 60,352 +9.4% +26.8% Liabilities Liabilities with financial institutions 11,313 10,404 9,522 +8.7% +18.8% Liabilities with clients 42,810 39,130 32,652 +9.4% +31.1% Securities issued 9,890 9,048 8,095 +9.3% +22.2% Derivative financial liabilities 70 9 15 +698.0% +365.0% Other liabilities 2,435 1,797 1,897 +35.5% +28.4% Total Liabilities 67,456 61,061 52,755 +10.5% +27.9% Equity Total shareholder's equity of controlling shareholders 8,895 8,707 7,472 +2.2% +19.0% Non-controlling interest 177 160 125 +10.6% +41.8% Total shareholder's equity 9,072 8,867 7,597 +2.3% +19.4% Total liabilities and shareholder's equity 76,528 69,928 60,352 +9.4% +26.8% 4Q24 3Q24 4Q23 ∆QoQ ∆YoY Income Statement Interest income from loans 1,337 1,412 1,279 -5.3% +4.5% Interest expenses (941) (836) (752) +12.6% +25.1% Income from securities and derivatives and FX 862 588 370 +46.7% +132.9% Net interest income and income from securities and derivatives and FX 1,258 1,164 897 +8.1% +40.3% Revenues from services and commissions 514 468 376 +9.9% +36.8% Expenses from services and commissions (39) (38) (36) +3.0% +8.0% Other revenues 111 82 76 +35.7% +45.6% Revenue 1,844 1,676 1,313 +10.0% +40.5% Impairment losses on financial assets (496) (471) (384) +5.2% +28.9% Net result of losses 1,349 1,205 928 +12.0% +45.3% Variation % Administrative expenses (496) (475) (365) +4.5% +35.9% Personnel expenses (284) (259) (221) +9.7% +28.3% Tax expenses (168) (124) (91) +35.6% +83.9% Depreciation and amortization (61) (53) (41) +13.5% +47.2% Income from equity interests in affiliates 0 - (1) n.m. -100.0% Profit / (loss) before income tax 340 294 208 +15.8% +63.4% Income tax and social contribution (45) (34) (49) +33.5% -6.7% Profit / (loss) 295 260 160 +13.4% +84.7%

I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4 43 Non-IFRS measures and KPIs - Market Share Definitions (Page 21) Note 1: Total number of individuals with active relationships with banks in Brazil, based on data from Banco Central do Brasil (Bacen), as of December/2024. Note 2: Total number of individual accounts in Inter Brazil (PFs) as of December/2024. Note 3: Total number of PIX transactions made within the SPI only as of 4Q24. Note 4: Total number of Inter’s PIX transactions made within the SPI only as of 4Q24. Note 5: Considering the potential market share as % of penetration of individual accounts in Brazil as of December/24. Note 6: Total TPV of Brazil from July/2024 to September/2024 according to ABECS. Note 7: Total TPV of Inter in Brazil for the 3Q24. Note 8: Considers the potential within client base as the total TPV as of 3Q24 according to ABECS divided by the total number of active cards in 1Q24 according to Bacen times the total number of Inter’s cards as of 3Q24. Note 9: Total number of legal entities with active relationships with banks in Brazil, data from Mapa de Empresas form the Brazilian Government as of December/2024. Note 10: Total number of business accounts in Inter Brazil (PJs) as of December/2024. Note 11: Total number of business accounts in Inter Brazil (PJs) as of June/2024 summed with the number of CNPJs of current PFs clients that don't have a business account with Inter. Note 12: Total “crédito consignado pessoa física” portfolio (Payroll PF) as of December2024 according to Bacen. Note 13: Total Inter’s payroll PF as of September/2024, excluding FGTS and cartão consignado. Note 14: Market Potential for Payroll Loans = (Total individuals with payroll loans by December/2023 (DataPrev) * Brazil's population according to IBGE) * (Inter's total individual accounts * Average consignado portfolio per person in Brazil) + (Total payroll pf (Bacen) * Number of individuals with payroll loans (DataPrev). Note 15: Total credit card loan portfolio as of December/2024 according to Bacen (PF and PJ). Note 16: Inter’s total credit card loan portfolio as December/2024. Note 17: Market Potential for Credit Card Loans = (Total credit card loan portfolio / Number of active credit cards in Brazil as ofDecember/2024 (Bacen)) * (Half the number of cards at Inter). Note 18: Total FGTS portfolio estimated by multiplying Inter’s share in payments received of FGTS Withdraws (60-F – Saque Aniversário – Alienação ou Cessão Fiduciária) as of 3Q24 by Inter’s December/2024 FGTS loans portfolio. Note 19: Inter’s December/2024 FGTS loans portfolio. Note 20: FGTS Balance Potential = (Brazilians with FGTS balance by December/2022 from Caixa Econômica Federal) / (Total Brazilian population in 2022 according to IBGE) * (% of Brazilians opting for Saque Aniversário) * (Proportion of total FGTS alienação divided by total FGTS Saques) * (Number of Inter's PF clients by September/2024) * (Average implied loan FGTS loan portfolio). Note 21: Total Home Equity Portfolio in Brazil according to ABECIP as of December/2024. Note 22: Total Home Equity PF portfolio of Inter as of December/2024. Note 23: Potential for Home Equity (estimative) = (Number of Home Equity PF contracts according to ABECIP) / (Number of Brazilians according to the IBGE 2022 census) * (Number of PF clients at Inter as of December 2024) * (Average Home Equity PF contract amount according to ABECIP as of December/2024).

INSTITUTIONAL PRESENTATION | 4Q24

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Client acquisition cost (CAC):

The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

44

INSTITUTIONAL PRESENTATION | 4Q24

Non-IFRS measures and KPIs

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of Loans and advances to customers} \\ \text{excluding anticipation of credit card receivables}\end{array}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss} + \text{Provision for expected credit losses on loan commitments}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee income ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

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INSTITUTIONAL PRESENTATION | 4Q24

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue + Revenue foreign exchange

Net interest income:

Interest Income + Interest Expenses + Income from securities + Income from derivatives

Net revenue:

Net interest income + Net fee income

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP + Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers) + Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers)}}$$

NIM 1.1 – IEP + Credit Card Transactional Portfolio Incl. Income tax effect from Securities Issued Abroad:

$$\frac{\text{(Net interest income + Income tax effect from Securities Issued Abroad) x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers) + Credit card transactor portfolio}}$$

NIM 2.1 – IEP Only Portfolio Incl. Income tax effect from Securities Issued Abroad :

$$\frac{\text{(Net interest income + Income tax effect from Securities Issued Abroad) x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

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INSTITUTIONAL PRESENTATION | 4Q24

Non-IFRS measures and KPIs

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter} - \text{Overdue balance higher than 90 days inthe previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)} + \text{Credit card transactor portfolio}}$$

Risk-adjusted NIM 1.1 Incl. Income tax effect from Securities Issued Abroad

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets} + \text{Income tax effect from Securities Issued Abroad}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)} + \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

Risk-Adjusted NIM 2.1 Incl. Income tax effect from Securities Issued Abroad :

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assetsIncome tax effect from Securities Issued Abroad}) \text{ x } 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

SG&A:

Administrative Expenses + Personnel Expenses + Depreciation and Amortization

Securities:

Income from securities and derivatives – Income from derivatives

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

Interest income + (Revenue from services and commissions − Cashback expenses − Inter rewards) + Income from securities and derivatives + Other revenue

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I N S T I T U T I O N A L P R E S E N T A T I O N | 4 Q 2 4

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Rafaela de Oliveira Vitoria Name: Rafaela de Oliveira Vitoria Title: Investor Relations Officer Date: February 18, 2024